

OFFERING MEMORANDUM

facilitated by



# MH Cinemas, LLC

## FORM C

## OFFERING MEMORANDUM

### Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

### (A) The Company

| | |
|---|---|
| Name of Company | MH Cinemas, LLC |
| State of Organization | CT |
| Date of Formation | 07/20/2021 |
| Entity Type | Limited Liability Company |
| Street Address | 2389 Main St Ste 100, Glastonbury CT, 06033 |
| Website Address | www.martinhenrycinemas.com |

### (B) Directors and Officers of the Company

| Key Person | Joshua Cannon |
|---|---|
| Position with the Company<br><br>Title<br>First Year | <br><br>Chief Operating Officer<br>2021 |
| Other business experience<br>(last three years) | <ul><li>**Director Of Operations/Managing Member** (*Martin Henry's Premium Pets & Supplies, LLC Oct, 2019- Present*) — Handle Lease negotiations on location, vendor relations, payroll, accounting and oversee day to day operations. Cash handling etc. Inventory control and ordering.</li><li>**General Manager** (Burger King- April 2018-October 2019- Over see day to day store operations, hiring and training, P&L responsibilities, budgeting, scheduling, labor cost control, inventory and food cost control.</li><li>**General Manager** (Arby's March 2016- January 2018)- Day to day store operations, including hiring & training, labor and food cost control, budgeting, scheduling and product ordering.</li></ul> |

## (C) Each Person Who Owns 20% or More of the Voting Power

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Joshua Cannon | 34% |

## (D) The Company's Business and Business Plan

Our Offerings

This location will feature a full arcade and expanded concessions serving up some great finger foods, and easy to eat meals at your table or in your seat. Ticket prices will be $11.50 for General Admission and $6 matinees or $24.95/mo for unlimited movies with the MHC Movie Club subscription. The key points to our solution are simple:

- Proper film selection for the audience and the theater's environment.

- Revenues from a mix of both traditional movie fare and other food and beverages.
- Fully equipped cinema
- Additional revenue streams from private rentals, parties, special events and onscreen advertising
- Theaters that offer an unlimited subscription see a 50% increase in attendance, increase concession spending and increase repeat customers

The Team

Joshua Cannon, Founder/Chief Operating Officer

Joshua Has 20 years in Restaurant and Retail management. Working with National Quick Service brands like Jack In the Box and Arbys. Single and multi-unit management experience. He also worked with Movie Gallery, Hollywood Video and Blockbuster video as store manager and District Sales Manager. He has been responsible for teams of 40+ and management revenue streams over $3+ Million.

Daniel Evans, Vice President Operations

Daniel has 25+ years in retail and management. He has managed teams of 60+ employees and lead entire departments. He is a proven leader and capable of setting goals and motivating his team to achieve them. He understands the changing consumer environment and he is capable of making swift and decisive decisions to change course and realign with the needs of our customers.

Patricia Ausmus, Secretary

Patricia has 35+ years in bookkeeping, payroll, accounts receivable. She has done bookkeeping for family own businesses as well as managed an accounts receivables team of 20+ for West Marine in California. Handling the books for multi-million dollar companies with complex payroll and record keeping needs.

Kasey Cannon, Operations Manager

Kasey has worked for the past several years as a chemical dependency patient liaison. Prior to that Kasey worked in management for several food service companies as well as Starplex Cinemas in Federal Way, Washington. He is knowledge about theater operations, staffing and policy and procedure.

Location

The Theater is located just up the road from the Maine Mall, tucked up to a high traffic retail corridor. This location has high daily traffic counts, plenty of parking and well lit at night.

- New luxury recliners installed Spring 2017
- Stadium Seating
- Updated Lobby and future Arcade space

Location

We believe this location will enjoy initial attendance at just under 120k patrons a year. Yielding annual revenue over $2 million. This location is primed to take advantage of the new 45 day exclusive theatrical release window.

- This location has a population base of almost 100k with an average household income of $100k within the 10 miles surrounding the cinema. Other big circuits have raised hundreds of millions from retail investors and are seeing a healthy return to the box office
- We can join the return to movies and experience a potential to reap all the benefits off of someone else's millions. With these fully built out theaters we walk in to millions of dollars in upgraded seating, lighting, sound and projections with state of the art lobby and concessions equipment, digital presentation and sound.
- Studios have granted cinemas a 45 day exclusive release window on future titles including remaining 2021 releases.
- This location had solid attendance up to and even during the later part of last year even without a slate of new release titles.

Our Story

The Covid-19 Pandemic has negatively impacted movie theaters, being one of the leading community gathering spots that were forced to shutter during the peak. Cinemas are sitting empty, waiting ready to start entertaining again!

- During the pandemic closure of theaters nationwide. Some circuits chose not to return, one of them being Cinemagic. The parent company chose not to reopen after one of the principle owners passed. This cinema chain left several fully equipped cinemas empty across New England. Specifically in South Portland, Me.
- Our passion for movies and entertainment pushes our desire to create a uniquely "homey" movie going experience. Like going to a friends house for movie night.
- Labor Day weekend was the biggest on record, beating even pre pandemic Labor day weekend box office totals
- This location consistently grossed over $2 million annually, 2017, 2018 and 2019 all had box office totals over $1.4 million and concession sales over $1.2 million.

For more information, please refer to the Page View included with this filing.

## (E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

## (F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE

AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

## (G) Target Offering Amount and Offering Deadline

| | |
|---|---|
| Target Offering Amount | $10,000 |
| Offering Deadline | April 15, 2022 |

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

## (H) Commitments that Exceed the Target Offering Amount

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | Yes |
| What is the maximum you will accept in this Offering? | $30,000 |
| If Yes, how will the Company deal with the oversubscriptions? | We will accept subscriptions on a first-come, first-served basis. |

## (I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

| Use | Amount (Minimum) | Amount (Maximum) |
|---|---|---|
| New Freezer | $3,500 | $3,500 |
| Commercial Ice Maker | $2,350 | $2,350 |
| Recruitment | $1,200 | $3,400 |
| Sandwich Prep Table | $0 | $1,350 |
| Additional Food/Bev Inventory | $0 | $4,500 |
| Refrigerator | $0 | $1,250 |
| Working Capital | $2,350 | $11,850 |
| Mainvest Compensation | $600 | $1,800 |
| TOTAL | $10,000 | $30,000 |

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

## (J) The Investment Process

### To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

### TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

### Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

## (K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

### Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## (L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

## (M) Terms of the Securities

### Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

### Summary of Terms

| | |
|---|---|
| Revenue Percentage[1] | 0.5 - 1.5%[2] |
| Payment Deadline | 2025-04-01 |
| Maximum Payment Multiple | 1.6 x |
| Sharing Start Date | The first day after disbursement that the company has revenues greater than one ($1) dollar |
| First Payment Date | The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date |
| Seniority | Subordinated |
| Securitization | Unsecured |
| Accrual Rate | 1.4% |

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.5% and a maximum rate of 1.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

| Amount Raised | Revenue Sharing Percentage |
|---|---|
| $10,000 | 0.5% |
| $15,000 | 0.8% |
| $20,000 | 1.0% |
| $25,000 | 1.2% |
| $30,000 | 1.5% |

### Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

### Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

## No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

## Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

## Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

## Other Classes of Securities

| Name of Security | Limited Liability Company Interests |
|---|---|
| Number of Shares Outstanding | N/A |
| Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights | N/A |
| How these securities differ from the revenue sharing notes being offered to investors | Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company. |

## Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company

could issue promissory notes that are secured by specific property of the Company.

## The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

| Name of Holder | % of Voting Power (Prior to Offering) |
|---|---|
| Joshua Cannon | 34% |

## How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

## How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

## (N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

## (O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

## (P) Indebtedness of the Company

| Creditor | Amount | Interest Rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Mainvest Revenue Share Note | $326,500 | % | 10/01/2024 | 7.1% of revenue until 3x payback multiple is achieved. |

## (Q) Other Offerings of Securities within the Last Three Years

September 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $107,000 Please refer to the company's Form C/U dated May 28th, 2021 for additional disclosures

## (R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

## (S) The Company's Financial Condition

Financial liquidity

Martin Henry Cinemas has a moderate liquidity position due to its high cash reserves as compared to debt and other liabilities. Martin Henry Cinemas expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Other challenges

Martin Henry Cinemas has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

- Delay with state licensing due to state back log

- Delay in projection equipment delivery due to manufacturing delays.

- Staffing and ongoing Covid creating an ever changing environment.

No operating history

Martin Henry Cinemas was established in July of 2021. Accordingly, there are limited financial statements and information for investors to review. We have secured our lease, we have completed renovations and upgrades and have placed orders for Digital Projection equipment. But have seen delays outside of our control pushing our opening date out. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

## (T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

### Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $1,770,837 | $1,947,920 | $2,084,274 | $2,188,487 | $2,254,141 |
| Cost of Goods Sold | $405,068 | $445,574 | $476,764 | $500,602 | $515,619 |
| Gross Profit | $1,365,769 | $1,502,346 | $1,607,510 | $1,687,885 | $1,738,522 |
| EXPENSES | | | | | |
| Rent | $391,995 | $401,794 | $411,838 | $422,133 | $432,686 |
| Utilities | $78,560 | $80,524 | $82,537 | $84,600 | $86,715 |
| Salaries | $548,332 | $603,164 | $645,385 | $677,654 | $697,983 |
| Insurance | $17,700 | $18,142 | $18,595 | $19,059 | $19,535 |
| Equipment Lease | $46,536 | $47,699 | $48,891 | $50,113 | $51,365 |
| Repairs & Maintenance | $7,600 | $7,790 | $7,984 | $8,183 | $8,387 |
| Legal & Professional Fees | $2,350 | $2,408 | $2,468 | $2,529 | $2,592 |
| Operating Profit | $272,696 | $340,825 | $389,812 | $423,614 | $439,259 |

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

## (X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## (Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

### Additional Information Included in the Form C

|  | Most recent fiscal year-end (tax returns) | Prior fiscal year-end (tax returns) |
|---|---|---|
| Total Assets | $0 | $0 |
| Cash & Cash Equivalents | $0 | $0 |
| Accounts Receivable | $0 | $0 |
| Short-term Debt | $0 | $0 |
| Long-term Debt | $0 | $0 |
| Revenues/Sales | $0 | $0 |
| Cost of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | $0 | $0 |

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V